EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of the company as of February 29, 2016, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Incorporation	Doing Business as

Helen of Troy Limited	Barbados	Same Name

Helen of Troy Comercial Offshore de Macau Limitada	Macau	Same Name

Helen of Troy L.P.	Texas Limited Partnership	Same Name, Helen of Troy, Belson Products, and Fusion Tools

Idelle Labs, Ltd.	Texas Limited Partnership	Same Name

OXO International Ltd.	Texas Limited Partnership	Same Name

Fontelux Trading, S.A.	Uruguay	Same Name

Healthy Directions, LLC	Delaware	Same Name

Helen of Troy de Mexico S.de R.L. de C.V.	Mexico	Same Name

Kaz, Inc.	New York	Same Name

Kaz USA, Inc.	Massachusetts	Same Name

Pur Water Purification Products, Inc.	Nevada	Same Name

Kaz Europe Sàrl	Switzerland	Same Name

Kaz (Far East) Limited	Hong Kong	Same Name